SUB-ITEM 77H

The following persons or entities no longer own 25% or more of a fund's voting security:

Joan Batchelder
MFS Intermediate Investment Grade Bond
Fund Wellesley, MA 02481


         The following persons or entities now owns 25% or more of a fund's voting security:


         No Change.